082-03116

GREAT QUEST
METALS LTD.

09046949

August 27, 2009

SEC
Mail Processing
Section

SEP 04 2009

Washington, DC
122

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

SUPPL

RE: Great Quest Metals Ltd. (the "Company")
Second Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Second Quarter Report and financial statements for the six months ended June 30, 2009.

Please be advised, that in accordance with National Instrument 51-102, the Second Quarter Report was mailed to shareholders on August 27, 2009.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 9/14

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction
During the Second Quarter of 2009, Great Quest completed a preliminary exploration survey of our new Tin Hina concession in eastern Mali, West Africa. During the survey, geologists traced a bed of phosphate rock along the side of a hill within the concession for 6,870 metres. Assays on twenty-six grab samples taken along this bed averaged 24.50% P_2O_5. A program of RAB drilling is planned for the autumn.

In April, the Company signed a Letter of Intent with Avion Gold Corporation. Completion of an agreement is pending receipt of Arrête de la Miniere permits from the Ministry of Mines on the Kenieba concessions.

Also during the Second Quarter, Great Quest completed a $127,000 private placement and arranged a loan of $180,000 for its Mali projects.

Tin Hina Phosphate Concession
On June 17, 2009, Engrais Phosphate du Mali SA (EPM), a Malian company owned 88% by Great Quest, received a 90 day Autorisation d'Exploration from the Malian Government on the 230 square kilometre Tin Hina concession in eastern Mali. Under the terms of the permit, a preliminary program on the concession and the submission of a report are required within the 90 day period. The program was completed and the report has been submitted. EPM, through Great Quest, has applied for subsequent permits.

During the program, company geologists followed an outcrop of a 0.40 to 1.70 metre wide bed of phosphate rock for 6,870 metres. Results from 26 samples taken over this length ranged from 5.11 to 33.05% P_2O_5 and averaged 24.50% P_2O_5. Once the required permits have been obtained, a program of RAB drilling and pitting will commence to define a NI 43-101 compliant mineral resource.

The samples were prepared for analysis by ALS Chemex in Bamako, Mali and whole rock analyses were carried out by ALS Chemex in Vancouver.

Kenieba Gold Concession
On April 21, 2009, Great Quest and Avion announced a Letter of Intent between the two companies whereby Avion has the option to acquire a 75% interest in Great Quest's ownership of its Kenieba area concessions by paying $2,500,000 to Great Quest and completing $2,000,000 of work on the concessions over 5 years. Great Quest holds a 95% interest in the Kenieba and Comifa concessions and a 100% interest in the Kenieba Est concession.

Completion of the Agreement is subject to the Company's renewal of the Arrête de la Minieres on the concessions. The Arrête for the Kenieba Est has been issued and others are pending. The initial payment of $400,000 is due on signing the definitive agreement with Avion.

The Kenieba concession is south of and adjacent to Avion's Tabakoto-Segala concessions where gold zones similar to that of Great Quest's Djambaye 2 occur. In February, 2009 Avion returned the Tabakoto mill to production with a forecast of 55,000 ounces of gold production for 2009, rising to 100,000 ounces of gold in 2010. Avion reports it is studying the possibility of increasing production to the annual equivalent of 200,000 ounces per year by 2011.

Carl Verley (P.Geo), in an April 4, 2008 report, estimates the NI43-101 compliant, inferred mineral resource in the Djambaye 2 gold zone in the Kenieba concession to be 324,000 ounces of gold based on results drill programs in 2006 and 2007. This resource equates to 2,574,000 tonnes of 3.92 grams per tonne gold or 10.08 tonnes of gold.

Bourdala Concessions
The Company is applying to group its concessions in the Bourdala area, and the renewal of exploration is pending the granting of new permits.

GREAT QUEST METALS LTD.

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2009
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Taseko Copper-Gold-Molybdenum Property
Great Quest holds a 100% interest in the Taseko property, located 225 kilometres north of Vancouver, British Columbia. In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers, estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource.

The Company is also monitoring work on adjacent properties. Work is not required until the autumn of 2010 to keep the claims in good standing.

The Exploration Team
Planning for and supervision of the projects in Mali is carried out by Mamadou Keita (M.Sc. Geo.), Willis W. Osborne (M.Sc. Geo.) and Carl G. Verley (P. Geo.). Planning for and supervision of the Taseko project in British Columbia is carried out by Jay W. Page (P. Geo.) and Willis W. Osborne. Carl Verley and Jay Page are the Independent Qualified Persons under National Instrument 43-101.

Overview of Performance
During the Second Quarter of Fiscal 2009, the Company's assets increased by $66,081 to $6,455.442. This is mainly due to monies received from a $127,000 private placement and $109,500 remaining in loans payable, less the operating loss ($174,298) incurred during the period. The Company's working capital decreased by $81,388 from a working capital deficit of ($536,011) at the end of the First Quarter of Fiscal 2009 to a working capital deficit of ($617,399) at the end of the Second Quarter of Fiscal 2009.

Results of Operations
The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

The net loss for the Second Quarter of Fiscal 2009 was $174,298 or $0.005 per share compared to a net loss of $211,809 or $0.008 per share in the Second Quarter of Fiscal 2008. This represents a decrease in net loss of $37,511. The main reason for the decrease is the reduction in stock-based compensation expense. During the Second Quarter of Fiscal 2008, the Company granted 700,000 options of which 640,000 vested during the quarter resulting in a stock-based compensation expense of $98,819. During the Second Quarter of Fiscal 2009, the Company granted 280,000 options of which all vested during the quarter resulting in a stock-based compensation expense of $9,044. The decrease is the combined result of less options vesting and the fair value of the options decreasing in line with the decrease in the Company's stock price.

Other highlights from operations are as follows: Accounting and audit increased by $17,156; Legal increased by $13,130; Project costs – Tilemsi increased by $10,618; Promotion, travel and shareholder relations decreased by $17,389; and Interest income decreased by $5,674. Accounting and audit increased because the cost of the Fiscal 2008 audit was higher than originally estimated. Legal increased because of the due diligence costs related to the Tilemsi project and the agreement with Avion Gold Corporation. Project costs – Tilemsi increased because of the increase in due diligence related to the Tilemsi project. Promotion, travel and shareholder relations decreased because management focused their resources on the Tilemsi project and the Avion agreement.

Results of Operations (continued)

Interest income decreased because the Second Quarter of Fiscal 2008 included approximately $706,003 of interest-bearing cash and a term deposit from the previous year's flow-through share offering. The cash and term deposit was spent before the end of Fiscal 2008.

Liquidity and Capital Resources

During the Second Quarter of Fiscal 2009, the Company completed a Private Placement consisting of 3,175,000 units at a price of $0.04 per unit for a total consideration of $127,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.10 per share on or before May 21, 2010. All shares issued under this private placement are subject to a hold period and may not be traded until September 22, 2009. The Company paid a finder's fee of $800 and agent's fees of 20,000 transferable agent's warrants with a fair market value of $665. Each agent's warrant is exercisable to acquire one share at a price of $0.10 per share on or before May 21, 2010.

During the Second Quarter of Fiscal 2009, the Company granted to a Director an option to purchase up to 280,000 common shares of the Company's capital stock for a period of five years at a price of $0.10 per share in accordance with the Company's Stock Option Plan.

During the Second Quarter of Fiscal 2009, the Company entered into two non-interest bearing loans totalling $180,000. $70,500 was repaid on June 30, 2009. The remaining balance will be subject to an annual interest charge of 8% until paid in full. Under the terms of the Loans, the Lenders receive 225,000 common shares of the Company.

Related Party Transactions

During the Second Quarter of Fiscal 2009, the Company paid management fees totalling $15,000 (2008 - $9,900) to a company wholly owned by Willis W. Osborne, Director, management fees totalling $8,250 (2008 - $8,250) to a company wholly owned by Victor Jones, Director, geological fees and project examination costs totalling $10,094 (2008 - $10,192) to Mamadou Keita, Director and accounting fees totalling $2,861 (2008 - $2,888) and consulting fees totaling $5,066 (2008 - $5,906) to the Secretary of the Company.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2009 2nd Q	$ 78	$ (174,298)	$ (0.005)
2009 1st Q	$ 21	$ (116,389)	$ (0.004)
2008 4th Q	$ 195	$ (377,228)	$ (0.017)
2008 3rd Q	$ 2,900	$ (126,375)	$ (0.004)
2008 2nd Q	$ 5,752	$ (211,809)	$ (0.008)
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.017)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.005)
2007 2nd Q	$ 1,862	$ (488,811)	$ (0.025)
2007 1st Q	$ 526	$ (131,427)	$ (0.007)
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)

Investor Relations

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online on SEDAR and at www.greatquest.com.

DATED: August 26, 2009

ON BEHALF OF THE BOARD OF DIRETORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
JUNE 30, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations, Comprehensive Loss and Deficit
3. Consolidated Statements of Cash Flows
4. Consolidated Statements of Deferred Exploration Costs
5. Notes to the Consolidated Financial Statements

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

June 30, 2009 and 2008

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2009
(With comparative audited figures for December 31, 2008)

	June 30, 2009 (unaudited)	December 31, 2008 (audited)
ASSETS		
Current Assets		
Cash	$ 39,085	$ 7,339
Term deposits	20,871	20,716
Goods and services tax recoverable	5,305	5,638
Exploration, tax credit recoverable	31,978	31,978
Prepaid expenses	4,087	4,655
	101,326	70,326
Due from director	562	533
Due from African Metals Corporation	-	2,548
Automobile, equipment and furniture (Note 2)	4,985	5,864
Mineral properties, including deferred costs (Note 3)	6,340,155	6,298,500
Deposits	8,414	8,414
	$ 6,455,442	$ 6,386,185
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	461,787	497,925
Loans payable (Note 4)	109,500	-
Due to related parties	147,438	101,180
	$ 718,725	$ 599,105
SHARE CAPITAL AND DEFICIT		
Share capital (Note 5)	10,325,933	10,090,398
Share subscription advance	-	5,000
Contributed surplus (Note 5)	1,171,014	1,157,244
Deficit	(5,760,230)	(5,465,562)
	5,736,717	5,787,080
	$ 6,455,442	$ 6,386,185

Subsequent events (Note 9)

Approved by the Directors:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2009 AND JUNE 30, 2008

	3 Months ended		6 Months ended	
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
ADMINISTRATION COSTS:				
Accounting and audit	$ 30,528	$ 13,372	$ 35,962	$ 20,488
Amortization	440	97	880	193
Bank charges	948	310	1,269	442
Consulting	5,066	5,906	10,341	10,526
Investor relations	7,500	5,000	15,000	9,500
Legal	20,577	7,447	38,199	8,843
Management fees	23,250	18,150	46,840	36,300
New project costs - Tilemsi	26,806	16,188	48,615	16,188
Office and general	17,482	14,025	31,593	24,579
Promotion, travel and shareholder relations	7,199	24,588	11,936	43,194
Rent	12,369	11,482	23,523	20,454
Securities and brokerage fees	10,452	7,645	18,387	18,161
Stock-based compensation	9,609	93,819	13,105	95,870
Telephone and communication	1,933	3,043	3,984	4,544
	174,159	221,074	299,634	309,282
Loss (gain) on foreign exchange	217	(3,511)	(4,740)	38,799
Interest income	(78)	(5,752)	(176)	(13,474)
LOSS FOR THE PERIOD BEFORE TAXES	174,298	211,809	294,668	334,607
INCOME TAXES				
Future income tax	-	-	-	(443,066)
NET AND COMPREHENSIVE (INCOME) LOSS FOR PERIOD AFTER TAXES	174,298	211,809	294,668	(108,459)
DEFICIT AT BEGINNING OF PERIOD	5,585,932	4,888,056	5,465,562	5,208,324
DEFICIT AT END OF PERIOD	$ 5,760,230	$ 5,099,865	$ 5,760,230	$ 5,099,865
Basic and diluted earnings (loss) per share	$ (0.005)	$ (0.008)	$ (0.009)	$ 0.004
Weighted average common shares outstanding	33,948,247	27,139,914	32,502,414	27,106,581

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2009 AND JUNE 30, 2008

	3 Months ended		6 Months ended	
	JUNE 30, 2009	JUNE 30, 2008	JUNE 30, 2009	JUNE 30, 2008
OPERATING ACTIVITIES:				
Net and comprehensive income (loss) for the period	$ (174,298)	$ (211,809)	$ (294,668)	$ 108,459
Adjustments:				
Amortization	440	97	880	193
Stock-based compensation	9,609	93,819	13,105	95,870
Future income taxes	-	-	-	(443,066)
	(164,249)	(117,893)	(280,683)	(238,544)
Change in non-cash working capital items:				
Accounts receivable	-	(15,600)	-	(15,600)
Goods and services tax recoverable	(16)	47,308	332	63,523
Prepaid expenses	522	(54,266)	568	(91,578)
Accounts payable and accrued liabilities	(34,534)	(121,369)	(36,138)	(318,578)
	(198,277)	(261,820)	(315,921)	(600,777)
FINANCING ACTIVITIES:				
Loans payable (Note 4)	109,500	-	109,500	-
Due to related parties	25,661	-	46,258	-
Issue of share capital for cash	127,000	360,000	237,000	360,000
Share subscription advances	-	-	(5,000)	-
Share issue costs	(800)	(12,768)	(800)	(12,768)
	261,361	347,232	386,958	347,232
INVESTING ACTIVITIES:				
Due from related parties	(14)	(28)	(29)	(60)
Due from African Metals Corporation	-	(3,328)	2,548	10,449
Acquisition costs of mineral properties	(3,564)	(12,990)	(3,564)	(28,742)
Deferred exploration and development costs, net of amortization	(30,296)	(29,295)	(38,091)	(119,356)
	(33,874)	(45,641)	(39,136)	(137,709)
INCREASE (DECREASE) IN CASH	29,210	39,771	31,901	(391,254)
CASH AT BEGINNING OF PERIOD	30,746	666,232	28,055	1,097,257
CASH AT END OF PERIOD	$ 59,956	$ 706,003	$ 59,956	$ 706,003
Cash is comprised of:				
Cash	$ 39,085	$ 94,017	$ 39,085	$ 94,017
Term Deposits	20,871	611,986	20,871	611,986
	$ 59,956	$ 706,003	$ 59,956	$ 706,003

Supplemental cash flow information (Note 8)

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED JUNE 30, 2009 AND JUNE 30, 2008

	Mali	Canada	2009 Total	2008 Total
EXPLORATION COSTS:				
Amortization	$ -	$ -	$ -	$ 1,064
Drilling, reclamation and assays	5,040	-	5,040	96,877
Exploration surveys	28,973	-	28,973	10,417
Office, consulting and travel	4,078	-	4,078	12,062
Total costs incurred during the period	38,091	-	38,091	120,420
Balance, beginning of period	3,341,244	1,765,742	5,106,986	4,291,785
Balance, end of period	$ 3,379,335	$ 1,765,742	$ 5,145,077	$ 4,412,205

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2008 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2008 audited consolidated financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	June 30, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 39,470	$ 2,299	$ 2,704
Equipment	18,924	16,328	2,596	3,054
Furniture	2,347	2,257	90	106
	$ 63,040	$ 58,055	$ 4,985	$ 5,864

3. MINERAL PROPERTIES

	June 30, 2009			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,194,053	$ 3,379,335	$ -	$ 4,573,388
b. Taseko Property	1,025	1,765,742	-	1,766,767
	$ 1,195,078	$ 5,145,077	$ -	$ 6,340,155

	December 31, 2008			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,193,975	$ 3,341,244	$ (3,486)	$ 4,531,733
b. Taseko Property	1,025	1,765,742	-	1,766,767
	$ 1,195,000	$ 5,106,986	$ (3,486)	$ 6,298,500

Baoule River Concession
During the current period, the Company paid 500,000 FCFA (CDN$1,222) to the Owner.

Kenieba Concession
During the current period, the Company paid 500,000 FCFA (CDN$1,171) to the Owner.

Kenieba Est Concession
During the current period, the Company paid 500,000 FCFA (CDN$1,171) to the Owner.

4. LOANS PAYABLE

Loans payable are non-interest bearing, unsecured and are to be repaid on or before July 15, 2009. As consideration for the loans, the lenders will receive 225,000 common shares of the Company subject to a four month resale restriction from the date of issuance. The lenders have agreed that any amount remaining unpaid after July 15, 2009 will be subject to an annual interest charge of 8% until paid in full.

5. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	June 30, 2009		December 31, 2008	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	30,139,914	$10,090,398	27,039,914	$10,164,159
Issued during the period/year for:				
Cash	5,925,000	237,000	3,000,000	360,000
Mineral property	-	-	100,000	29,000
Share issue costs				
recovery	-	-	-	490
cash	-	(800)	-	(12,767)
agents units/warrants	-	(665)	-	(7,419)
future income taxes on flow-through shares	-	-	-	(443,066)
Balance, end of period/year	36,064,914	$10,325,933	30,139,914	$10,090,398

Transactions for the Issue of Share Capital
During the quarter ended June 30, 2009:

The Company completed a Private Placement consisting of 3,175,000 units at a price of $0.04 per unit for a total consideration of $127,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.10 per share on or before May 21, 2010. All shares issued under this private placement are subject to a hold period and may not be traded until September 22, 2009. The Company paid a finder's fee of $800 and agent's fees of 20,000 transferable agent's warrants with a fair market value of $665. Each agent's warrant is exercisable to acquire one share at a price of $0.10 per share on or before May 21, 2010.

5. SHARE CAPITAL (Continued)

Stock Options

A summary of the status of the Company's stock option plan as of June 30, 2009 and December 31, 2008, and changes during the period and year then ended are as follows:

	June 30, 2009			December 31, 2008		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	2,675,000	$ 0.14	4.80	1,525,000	$ 0.68	3.72
Exercised	-	-	-	-	-	-
Forfeited/cancelled	-	-	-	(1,525,000)	(0.68)	-
Re-priced/granted	280,000	0.10	-	2,675,000	0.14	-
Options outstanding, end of period/year	2,955,000	$ 0.14	4.37	2,675,000	$ 0.14	4.80

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2009:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
700,000	700,000	$ 0.25	April 8, 2013
1,975,000	1,948,750	$ 0.10	December 30, 2013
280,000	280,000	$ 0.10	June 16, 2014
2,955,000	2,928,750		

The fair values of options granted during the quarter ended June 30, 2009 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	134.44%
Risk-free interest rate	2.59%
Expected life	5 years
Expected dividend yield	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.04. Accordingly, compensation expense of $9,044 was recorded in the statement of operations.

Warrants

At June 30, 2009, the Company had outstanding purchase warrants exercisable to acquire 4,850,476 shares as follows:

Number	Exercise Price	Expiry Date
1,927,976	$ 0.40	December 19, 2009
1,375,000	$ 0.07	February 27, 2010
1,547,500	$ 0.10	May 21, 2010
4,850,476		

5. SHARE CAPITAL (Continued)

Compensation

Agent Compensation Options

At June 30, 2009, the Company had the following compensation option units outstanding:

Compensation options to purchase 243,386 compensation units for a period of 2 years at a price of $0.21 per unit and consists of one common share and one compensation unit warrant. Each compensation unit warrant is exercisable at a price $0.40 per share until December 19, 2009 for total of 243,386 warrants.

Agent Compensation Warrants

During the quarter ended June 30, 2009, 20,000 agent's compensation warrants, granted as a finder's fee on a private placement, vested in the amount of $655 total fair value and are included in contributed surplus. The offsetting amount has been recorded as a reduction of share capital and included in issue costs.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected volatility	233.13%
Risk-free interest rate	1.04%
Expected life	1 year
Expected dividend yield	0%

Contributed surplus

	June 30, 2009	December 31, 2008
Balance, beginning of period/year	$ 1,157,244	$ 1,011,531
Stock-based compensation expense	13,105	138,294
Agent warrants issued	665	7,419
Balance, end of period/year	$ 1,171,014	$ 1,157,244

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $9,609 and included in contributed surplus. This amount relates to 306,250 options that had vested during the period.

6. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the six month period ended June 30, 2009:

a. Management fees totalling $30,000 (2008 - $19,800) were incurred with corporations related to the Company by the CEO of the Company.
b. Management fees totalling $16,840 (2008 - $16,500) have been incurred with a corporation related to the Company by the CFO of the Company.

6. RELATED PARTY TRANSACTIONS (continued)

c. Geological fees totalling $20,497 (2008 - $19,969) have been incurred with a Director of the Company.

d. Accounting fees totalling $5,565 (2008 - $5,854) and consulting fees totalling $10,001 (2008 - $10,526) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
June 30, 2009			
Automobile, equipment and furniture	$ 4,219	$ 766	$ 4,985
Mineral properties, including deferred costs	4,578,601	1,761,554	6,340,155
	$ 4,582,820	$ 1,762,320	$ 6,345,140

	Mali	Canada	Total
December 31, 2008			
Automobile, equipment and furniture	$ 4,963	$ 901	$ 5,864
Mineral properties, including deferred costs	4,531,733	1,766,767	6,298,500
	$ 4,536,696	$ 1,767,668	$ 6,304,364

	Mali	Canada	Total
For the period ended June 30, 2009			
Gain on foreign exchange	$ -	$ 4,790	$ 4,790
Interest income	-	176	176
Expenses	(82,327)	(217,307)	(299,634)
	$ (82,327)	$ (212,341)	$ (294,668)

	Mali	Canada	Total
For the year ended December 31, 2008			
Interest income	$ -	$ 16,569	$ 16,569
Expenses	(158,046)	(501,981)	(660,027)
Loss on foreign exchange	-	(56,846)	(56,846)
Future income tax	-	443,066	443,066
	$ (158,046)	$ (99,192)	$ (257,238)

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended June 30, 2009 and December 31, 2008 as follows:

	June 30, 2009	December 31, 2008
Non-cash financing activities:		
Issue of share capital for mineral properties	-	29,000
	$ -	$ 29,000

	June 30, 2009	December 31, 2008
Non-cash investing activities:		
Acquisition of mineral properties	$ -	$ (29,000)
Deferred exploration and development costs - amortization	-	(2,128)
	$ -	$ (31,128)

9. SUBSEQUENT EVENTS

a. Subsequent to the period, the Company entered into a renewal agreement on the Baoule River Gold Concession. Under the terms of the renewal agreement, the Company has the exclusive option of earning a 95% interest, subject to a 1% royalty, by paying the owner approximately $100,000 over a period of four and one half years.

b. Subsequent to the period, Engrais Phosphate du Mali SA (EPM), a Malian company owned 88% by Great Quest, was granted a 90 day Autorisation d'Exploration on the Tin Hina Concession in Eastern Mali. EPM has completed and filed the required work under this permit and expects to apply for further permits on the Concession.

GREAT QUEST METALS LTD.

Corporate Information

(As August 26, 2009)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. John A. Clarke, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

Berlin-Bremin Exchange
Trading Symbol "GQM"

Frankfurt Exchange
Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	36,064,914
Options:	2,955,000
Warrants:	4,850,476
Compensation Options:	243,386
Compensation Option Warrants:	243,386
Fully Diluted	44,357,162

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

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